UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 000-23157
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.C. MOORE ARTS & CRAFTS, INC.
130 A.C. Moore Drive
Berlin, New Jersey 08009

A.C. MOORE ARTS & CRAFTS, INC.
401(k) PLAN
Berlin, New Jersey
FINANCIAL STATEMENTS
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Trustees
A.C. Moore Arts & Crafts, Inc.
  401(k) Plan
Berlin, New Jersey
We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2008 were audited by Stockton Bates, LLP, which practice was acquired by Clifton Gunderson LLP by merger on June 1, 2010. Stockton Bates, LLP’s report dated June 16, 2009, expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with United States generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Philadelphia, Pennsylvania
June 28, 2010
Clifton Gunderson LLP

FINANCIAL STATEMENTS

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

ASSETS

CASH	$718	$940

PARTICIPANT — DIRECTED INVESTMENTS	10,971,878	9,032,212

RECEIVABLES
Company contributions	—	3,837
Participant contributions	—	23,281

Total receivables	—	27,118

TOTAL ASSETS	10,972,596	9,060,270

LIABILITIES

REFUND OF EXCESS CONTRIBUTIONS	44,708	77,293

NET ASSETS AVAILABLE FOR BENEFITS	$10,927,888	$8,982,977

The accompanying notes are an integral part of the financial statements.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2009 and 2008

	2009	2008
ADDITIONS
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$1,869,553	$(5,084,256)
Interest and dividends	178,838	295,712

Total investment income (loss)	2,048,391	(4,788,544)

Contributions:
Company	911	236,086
Participant	1,133,027	1,575,569
Rollover	40,848	47,820

Total contributions	1,174,786	1,859,475

Total additions (contributions), net of investment loss	3,223,177	(2,929,069)

DEDUCTIONS

Benefits paid to participants	1,222,193	1,933,099
Refund of excess contributions	45,999	57,267
Administrative expenses	10,074	10,124

Total deductions	1,278,266	2,000,490

NET INCREASE (DECREASE)	1,944,911	(4,929,559)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	8,982,977	13,912,536

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$10,927,888	$8,982,977

The accompanying notes are an integral part of the financial statements.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — PLAN DESCRIPTION
The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Most administrative expenses are paid directly by the Company.
All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become participants in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.
Contributions
Participants may elect to contribute up to 100 percent of their annual compensation, subject to IRS limitations. Prior to January 1, 2009, the Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500. The Company has suspended the matching contribution effective January 1, 2009.
Each participant’s account is credited with the participant’s and employer’s contribution and related Plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 33 percent vested after 1 year of credited service, 66 percent vested after two years and 100 percent vested after three years. The Plan defines a year of credited services as working 500 hours.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — PLAN DESCRIPTION (CONTINUED)
Payment of Benefits
On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant’s expected lifetime, or the joint future lifetime of the participant and spouse.
Plan assets allocated to the accounts of persons who have terminated with the Company but have not withdrawn from the Plan approximate $2,536,000 and $2,373,000 at December 31, 2009 and 2008, respectively.
Forfeitures
Employer contributions for the year ended December 31, 2009 and 2008 was reduced by $0 and $21,566, respectively, from forfeited non-vested accounts. At December 31, 2009 and 2008 forfeited non-vested accounts totaled $5,218 and $4,875, respectively.
Loans
Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months and bear an interest rate of 4.25%. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plans gains and losses on investments bought and sold as well as held during the year.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (CONTINUED)
Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.
Administrative Expenses
The majority of administrative expenses are paid by the Company.
Payment of Benefits
Benefits are recorded when paid.
Reclassifications
Certain reclassifications have been made to the prior year to conform to the current year presentation.
NOTE 3 — TAX STATUS
The Plan obtained its latest determination letter on June 14, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 4 — INVESTMENTS
Investments that represents 5% or more of fair value of the Plan’s net assets are for December 31 are as follows:

	2009	2008

* A.C. Moore Arts & Crafts, Inc.	$633,176	$—
* ML Retirement Preservation Trust	2,197,023	2,167,124
Black Rock Basic Value Fund, Inc.	1,058,076	797,813
DWS Core Fixed Income Fund Class A	—	996,016
Growth Fund of America	1,352,024	1,000,003
Munder Small Cap Value Fund	—	724,393
Black Rock S&P 500 Index Fund	561,098	478,099
Thornburg International Value A	979,553	775,044
PIMCO Total Return Fund A	1,120,515	—
Dreyfus Small Cap Equity A	998,581	—

*	Indicates a party-in-interest to the Plan

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 4 — INVESTMENTS (CONTINUED)
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common stock	$403,135	$(1,381,975)
Registered investment companies (mutual funds)	1,466,418	(3,702,281)

Total	$1,869,553	$(5,084,256)

NOTE 5 — FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 5 — FAIR VALUE MEASUREMENTS (CONTINUED)
Common / collective trusts: Valued at the net asset value (NAV) of units of the fund held by the Plan based on the fair value of the underlying investments of the fund. The collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. Funds under the collective trust have been primarily invested in traditional guaranteed investment contracts and wrapped portfolios of fixed income investments. The fund is guaranteed to earn interest at the fund’s stated rate.
Participant loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$561,098	$—	$—	$561,098
Fixed income funds	1,396,311	—	—	1,396,311
Growth funds	1,352,024	—	—	1,352,024
Other funds	3,122,893	—	—	3,122,893
Balanced funds	1,257,239	—	—	1,257,239
Common Stock:
Consumer	633,176	—	—	633,176
Common/collective trust — Fixed	—	2,197,023	—	2,197,023
Participant loans	—	—	452,114	452,114

Total assets at fair value	$8,322,741	$2,197,023	$452,114	$10,971,878

	2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$478,099	$—	$—	$478,099
Fixed income funds	1,176,363	—	—	1,176,363
Growth funds	1,000,003	—	—	1,000,003
Other funds	2,430,100	—	—	2,430,100
Balanced funds	950,942	—	—	950,942
Common Stock:
Consumer	305,609	—	—	305,609
Common/collective trust — Fixed	—	2,167,124	—	2,167,124
Participant loans	—	—	523,972	523,972

Total assets at fair value	$6,341,116	$2,167,124	$523,972	$9,032,212

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 5 — FAIR VALUE MEASUREMENTS (CONTINUED)
The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	2009	2008

Balance, beginning of year	$523,972	$481,351
Total gains or losses (realized and unrealized) included in the changes in net assets available for benefits	—	—
Purchases, sales, issuances, and settlements (net)	(71,858)	42,621

Balance, end of year	$452,114	$523,972

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.
NOTE 6 — RISKS AND UNCERTAINTIES
The Plan provides for investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
NOTE 7 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 for December 31 follows:

	2009	2008

Net assets available for benefits per the financial statements	$10,927,888	$8,982,977
Return of excess contributions	44,708	77,293

Net assets available for benefits, per Form 5500	$10,972,596	$9,060,270

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)
A reconciliation of net increase (decrease) in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows for the year ended December 31 follows:

Net increase (decrease) in net assets available for benefits per the financial statements	$1,944,911	$(4,929,559)
Difference in employer contributions	—	5,071
Difference in participants’ contributions	—	32,714
Difference in excess contributions	(32,585)	(57,267)

Net increase (decrease) in net assets available for benefits, per Form 5500	$1,912,326	$(4,949,041)

The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.
NOTE 9 — EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE
The Plan failed the discrimination test for the years ended December 31, 2009 and 2008. Excess contributions amounting to $44,708 for 2009 and $77,293 for 2008 are recorded as a liability in the accompanying statement of net assets available for benefits.
The Plan reimbursed these excess contributions to Plan participants during 2010 and 2009.
NOTE 10 — RELATED PARTIES
Certain Plan investments are shares of common stock of A.C. Moore Arts & Crafts, Inc. and mutual funds managed by Ascensus, Inc. and Frontier Trust Company. A. C. Moore Arts & Crafts, Inc. is the Plan Sponsor, Ascensus, Inc. is the record keeper and Frontier Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain officers and employees of the Company are administrators of the Plan and are participants in the Plan.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
FORM 5500, SCHEDULE H
PART IV, LINE 4I — SCHEDULE OF ASSETS
(HELD AT THE END OF YEAR)
AS OF December 31, 2009

EIN: 23-3527763, PLAN #: 001

		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issuer, Borrower,	Interest, Collateral, Par, or	Current
(a)	Lessor or Similar Party	Maturity Value	Value

*	A.C. Moore Arts & Crafts, Inc.	Common stock	$633,176

*	Merrill Lynch	Retirement Preservation Trust	2,197,023

	Allianz Funds	RCM Technology Fund A	325,886
	American Funds	American Century Government Bond Fund	275,392
	American Funds	Growth Fund of America	1,352,024
	Black Rock	Black Rock S&P 500 Index Fund	561,098
	Black Rock	Black Rock Basic Value Fund, Inc.	1,058,076
	Black Rock	Black Rock Health Sciences Opp	169,458
	Drefus	Dreyfus Small Cap Equity A	998,581
	Federated	Federated Government Income Securities	404
	MFS	MFS Utilities Fund A	461,993
	Oakmark	The Oakmark Equity and Income Fund	258,654
	PIMCO Funds	PIMCO Total Return Fund A	1,120,515
	Thornburg	Thornburg International Value A	979,553
	Victory	Victory Special Value A	127,931

*	Participant loans	Interest rates ranging from 4.25% to 7.25%, with various maturities	452,114

	Total		$10,971,878

*	Indicates party-in-interest to the Plan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
Date: June 28, 2010	By:	/s/ RODNEY B. SCHRIVER
Rodney B. Schriver
Administrator

Exhibit Index

Exhibit No.	Description

23.0	Consent of Independent Auditors

24.0	Consent of Independent Registered Public Accounting Firm